SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2018

(1)   Business Description and Organization

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AB" or the "Parent"), which is majority-owned by AXA Equitable Holdings, Inc. ("EQH"), the holding company for a diversified financial services organization. The Company is registered with the Securities Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and an investment adviser, and is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company is also registered with the Commodity Futures Trading Commission as a futures commissions merchant.

The Company provides brokerage and equity research services to institutions (including affiliates) and custodial services to individual and certain institutional advisory customers of AB. The Company incurs significant allocated expenses and derives a portion of its revenues from affiliates in performing these services. *See Note 10*, Related Party Transactions, for a discussion of these related party transactions.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

(b)   Accounting Pronouncements

Not Yet Adopted in 2018

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases. This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-02, requires lessees to record most leases on their balance sheet while also disclosing key information about those lease arrangements. The classification criteria to distinguish between finance and operating leases are generally consistent with the classification criteria to distinguish between capital and operating leases under existing lease accounting guidance. We adopted the new standard for our fiscal year beginning January 1, 2019, using the simplified transition method. We have no direct leases, however, the Company receives a prorated share of its office related expenses from its parent through a direct allocation process. Therefore, the adoption of this standard is not expected to have a material impact on our financial condition or results of operations.

In June 2016, the FASB issued ASU 2016-03, Financial Instruments - Credit Losses (Topic 326). This new guidance relates to the accounting for credit losses on financial instruments. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides

for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The new guidance is effective for financial statements issued for fiscal years ending after December 15, 2019, with early adoption permitted. Management currently is evaluating the impact that adoption of this standard will have on the Company's statement of financial condition.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendment modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The revised guidance is effective for all companies for fiscal years beginning after December 15, 2019, and interim periods within those years. Companies are permitted to early adopt any eliminated or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The revised guidance is not expected to have a material impact on our financial condition or results of operations.

Adopted

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. We adopted this standard on January 1, 2018. The adoption of this standard did not have a material impact on our financial condition.

(c) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash on hand and demand deposits. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value (and is considered Level 1 in the fair value hierarchy).

(d) ***Bank overdrafts***

Bank overdrafts represent outstanding checks for payments made on behalf of or to clients that have not yet been processed by the bank. As these checks are cleared through the bank, the Company reduces the bank overdraft liability as well as reduces the cash and cash equivalent balance.

(e) ***Brokerage Transactions***

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses reported on a trade date basis. Receivables from and payables to clients include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables; such collateral is not reflected in the financial statements. The Company has the ability by contract or custom to sell or re-pledge this collateral, and has done so at various times. As of December 31, 2018, there were no re-pledged securities; $625.3 million was available to be re-pledged. Principal securities transactions and related expenses are recorded on a trade date basis.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2018

(f) ***Collateralized Securities Transactions***

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require us to deposit cash collateral with the lender. As of December 31, 2018, cash collateral on deposit with lenders was $35.8 million. With respect to securities loaned, the Company receives cash collateral from the borrower. As of December 31, 2018, cash collateral received from borrowers was $59.5 million. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate. As of December 31, 2018, there was no allowance provision required for the collateral advanced.

As of December 31, 2018, the Company had $177.1 million of cash on deposit with clearing organizations for trade facilitation purposes. This amount is listed separately on the statement of financial condition. In addition, as of December 31, 2018, the Company held U.S. Treasury Bills worth $392.4 million of which $17.9 million was pledged as collateral with clearing organizations. These clearing organizations have the ability by contract or custom to sell or re-pledge this collateral.

(g) ***Loss Contingencies***

With respect to all significant litigation matters, we consider the likelihood of a negative outcome. If we determine the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, we record an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and we are able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, we disclose that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, we disclose that we are unable to predict the outcome or estimate a possible loss or range of loss.

(h) ***Long-term Incentive Compensation Plans***

Employees of the Company are eligible to participate in several AB unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter.

Awards granted in December 2018 allowed employee participants to allocate their awards between restricted AllianceBernstein Holding Units ("AB Holding Units") and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award. Participants allocated their awards prior to the date on which the awards were granted and the awards were valued using the closing price of an AB Holding Unit on the grant date. For the 2018 awards:

· AB engaged in open-market purchases of AB Holding Units or purchased newly-issued AB Holding Units from AllianceBernstein Holding L.P. that were awarded to participants and keeps them in a consolidated rabbi trust.

· Quarterly distributions on vested and unvested AB Holding Units are paid currently to

participants, regardless of whether or not a long-term deferral election has been made.

· Interest on deferred cash is accrued monthly based on AB's monthly weighted average cost of funds.

The Company recognizes compensation expense related to equity compensation grants in the financial statements using the fair value method. Fair value of restricted AB Holding Unit awards is the closing price of an AB Holding Unit on the grant date; fair value of options is determined using the Black-Scholes option valuation model. Under the fair value method, compensatory expense is measured at the grant date based on the estimated fair value of the award and is recognized over the required service period. For year-end long-term incentive compensation awards, employees who resign or are terminated without cause may retain their awards, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition and employee and client solicitation, and a claw-back for failing to follow existing risk management policies. Because there is no service requirement, the Company fully expenses these awards on grant date. Most equity replacement, sign-on or similar deferred compensation awards included in separate employment agreements or arrangements include a required service period. Regardless of whether or not the award agreement includes employee service requirements, AB Holding Units typically are delivered to employees ratably over four years, unless the employee has made a long-term deferral election.

(i)   Income Taxes

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent and the Company are subject to a 4% New York City unincorporated business tax ("UBT"). Payments of the UBT are made by the Parent on behalf of the Company and charged back to the Company.

(j)   Investments

Investments include U.S. Treasury Bills, exchange-traded options and other equity securities which are stated at fair value.

The Company also invests in industry organizations. These investments are accounted for using the cost method. *See Note 6* for a description of how the Company measures the fair value of investments.

(k)   Debt

On September 27, 2018, AB amended and restated the existing $1 billion committed, unsecured senior revolving credit facility (the "Credit Facility") with a group of commercial banks and other lenders, reducing the principal amount to $800 million and extending the maturity to September 27, 2023. The Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $200 million, any such increase being subject to the consent of the affected lenders. The Credit Facility is available for AB's and the Company's business purposes. Both AB and the Company can draw directly under the Credit Facility and management may draw on the Credit Facility from time to time. AB has agreed to guarantee the obligations of the Company under the Credit Facility.

As of December 31, 2018, the Company had no amounts outstanding under the Credit Facility. During 2018, the Company did not draw upon the Credit Facility.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2018

On November 16, 2018, AB amended and restated its existed $200 million committed, unsecured senior revolving credit facility (the "Revolver") with a leading international bank, extending the maturity date from November 28, 2018 to November 16, 2021. There were no other material changes included in the amendment. The Revolver is available for AB's and the Company's business purposes, including the provision of additional liquidity to meet funding requirements primarily related to the Company's operations. Both AB and the Company can draw directly under the Revolver and management expects to draw on the Revolver from time to time. AB has agreed to guarantee the obligations of the Company under the Revolver. As of December 31, 2018, the Company had $25 million outstanding under the Revolver with an interest rate of 3.4%. The average daily borrowings for 2018 were $19.4 million, with a weighted average interest rate of 2.8%.

In addition, the Company currently has three uncommitted lines of credit with three financial institutions. Two of these lines of credit permit the Company to borrow up to an aggregate of approximately $175 million, with AB named as an additional borrower, while one line has no stated limit.

As of December 31, 2018, the Company had no bank loans outstanding. The average daily borrowings of bank loans during 2018 were $2.7 million with a weighted average interest rate of approximately 1.6%. The Company does not guarantee the debt of AB on any of the lines.

(l)   ***Subsequent Events***

The Company evaluated subsequent events through February 28, 2019, the date the financial statement was available to be issued. No subsequent events were identified.

(3)   Cash and Securities segregated under Federal Regulations

As of December 31, 2018, $1.2 billion of U.S. Treasury Bills were segregated in special reserve bank custody accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4)   Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2018 consist of the following (in thousands):

	Receivables	**Payables**
Deposits for securities borrowed/loaned	$ 35,843	$ 59,526
Prime broker receivables/payables..........................	1,900	6,822
Commission sharing agreement payables	-	14,268
Receivables/payables on unsettled trades	47,993	29,218
Securities failed-to-deliver/receive	30,009	44,109
	$ 115,745	**$ 153,943**

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2018

(5)   Investments

As of December 31, 2018, investments consist of the following (in thousands):

U.S. Treasury Bills	$ 392,424
Equity securities	72,876
Long exchange-traded options	2,568
Other (cost basis)	1,867
	$ 469,735

As of December 31, 2018, U.S. Treasury Bills of $392.4 million (cost of $392.1 million) were held in the Company's investment account and $17.9 million is pledged as collateral with clearing organizations.

(6)   Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of the fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2018

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2018 (in thousands):

	Level 1	Level 2	Level 3	Other	Total
Securities Segregated (U.S. Treasury Bills)	$ -	$ 1,169,554	$ -	$ -	$ 1,169,554
Investments:					
U.S. Treasury Bills	-	392,424	-	-	392,424
Equity securities	72,876	-	-	-	72,876
Long exchange-traded options	2,568	-	-	-	2,568
Other investments[1]	-	-	-	1,867	1,867
Total assets measured at fair value	**$ 75,444**	**$ 1,561,978**	**$ -**	**1,867**	**$ 1,639,289**
Securities sold not yet purchased					
Short equities-securities	$ 4,841	$ -	$ -	$ -	$ 4,841
Short exchange-traded options	3,782	-	-	-	3,782
Total liabilities measured at fair value	**$ 8,623**	**$ -**	**$ -**	**$ -**	**$ 8,623**

[1] Other investments include broker dealer exchange memberships that are not measured at fair value, in accordance with U.S. GAAP.

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- U.S. Treasury Bills: The Company holds U.S. Treasury Bills, which are primarily segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

- Equity securities: Our equity securities consist principally of long positions in corporate equities (traded through our options desk) with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy.

- Options: The Company holds long exchange-traded options that are included in Level 1 of the valuation hierarchy.

- Securities sold not yet purchased: Securities sold but not yet purchased, primarily reflecting short positions in equities and exchange-traded options, are included in Level 1 of the valuation hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the year ended December 31, 2018.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents,

receivables from brokers and dealers, receivables from customers and affiliates, other assets, payables to brokers and dealers, payables to customers, due to affiliates and parent, bank overdrafts and accounts payable.

(7) Offsetting Assets and Liabilities

Offsetting of assets as of December 31, 2018 was as follows (in thousands):

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount
Securities borrowed	$ 35,843	$ —	$ 35,843	$ (35,081)	$ —	$ 762
Long exchange-traded options	$ 2,568	$ —	$ 2,568	$ —	$ —	$ 2,568

Offsetting of liabilities as of December 31, 2018 was as follows (in thousands):

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount
Securities loaned	$ 59,526	$ —	$ 59,526	$ (59,526)	$ —	$ —
Short exchange-traded options	$ 3,782	$ —	$ 3,782	$ —	$ —	$ 3,782

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2018

(8)   Income Taxes

The effect of a tax position is recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, a company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effect of significant items comprising the net deferred tax asset is as follows (in thousands):

Deferred tax asset:

   Differences between book and tax basis:

Deferred compensation plans	$138
Other differences	(21)
Net deferred tax asset (net of deferred tax liability of $21)	$117

The net deferred tax asset is included in other assets on the statement of financial condition. Management has determined that realization of the net deferred tax asset is more likely than not based on anticipated future taxable income.

(9)   Commitments and Contingencies

Legal and Regulatory Proceedings

The Company may be involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which may allege substantial damages. It is reasonably possible that we could incur losses pertaining to these matters, but we cannot currently estimate any such losses.

Management, after consultation with legal counsel, currently believes that the outcome of any individual matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, any inquiry, proceeding or litigation has an element of uncertainty; management cannot determine whether further developments relating to any individual matter that is pending or threatened, or all of them combined, will have a material adverse effect on the Company's results of operations, financial condition or liquidity in any future reporting period.

(10) Related Party Transactions

Receivables from officers and payables to officers at December 31, 2018 of $268,000 and $866,000, respectively, represent brokerage cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts and, as such, is liable to the Parent for these services. The Company earns investment management fees from its customers and remits the full amount of these fees to the Parent. Included in the balance of receivables from customers as of December 31, 2018, was $4.4 million of investment management fees.

As subsidiaries of AB, the Company and two affiliates, Sanford C. Bernstein Limited ("SCBL"), in the United Kingdom and Sanford C. Bernstein (Hong Kong) Limited ("SCB HK") in Hong Kong have

implemented a residual profit split agreement. These entities perform Sanford C. Bernstein's core profit-generating activities, which include research and trade execution. These functions drive the Company's and the Parent's competitive advantages, and their performance has a direct and measurable impact on the generation of revenues for the Parent. Therefore, the profits attributable to the globally-integrated activities are apportioned amongst these entities based upon well-established allocation factors. As of December 31, 2018, $76.6 million of allocated profits is included in Due to Parent in the statement of financial condition.

At December 31, 2018, $22.5 million was due to Parent in the statement of financial condition for loans outstanding at an interest rate of 2.42%. Interest rates charged on these borrowings are at the floating rate based on the federal funds rate. Average daily borrowings for loans from the Parent during 2018 were $92.6 million with a weighted average interest rate charged of 1.91%.

The Company maintains an introducing broker agreement with SCBL. Accordingly, the Company pays SCBL a percentage of revenues generated by executions of U.S. securities by the Company for SCBL's customers. Payables to affiliates as of December 31, 2018 included a net balance of $0.3 million due to SCBL for these transactions.

The Company maintains a clearing agreement with SCB HK. Accordingly, SCB HK engages the Company to act as an agent in providing clearing and settlement services. The Company executes orders for the proprietary and customer accounts of SCB HK, but only in securities listed or traded on markets in North or South America. The Company also performs the cashiering functions associated with these activities which include but are not limited to the receipt, deliver and transfer of securities purchased, sold, borrowed and loaned and the associated receipt and distribution of payments thereof. Payables to affiliates as of December 31, 2018 included a net balance of $4.9 million due to SCB HK for these transactions.

Certain employees of the Company participate in an unfunded, non-qualified deferred compensation plan maintained by AB. Aggregate awards made under the plan by AB on behalf of the employees of the Company for 2018 were $10.8 million.

Certain employees of the Company are eligible to participate in the compensatory option plans maintained by AB. In 2018, there were no options awarded to Company employees.

Employees of the Company are eligible to participate in a 401(k) plan maintained by AB. Employer contributions are discretionary and generally limited to the maximum amount deductible for federal income tax purposes.

(11) Net Capital Requirement

As a broker-dealer and member organization of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of $1 million or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2018, the Company had net capital of $258.3 million which was $223.4 million in excess of the minimum net capital requirement of $34.9 million. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

(12) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution, settlement and financing of various customer securities trades, which may expose the Company to off-balance sheet risk by

requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the accounts and by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally two business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b)   Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients, including SCB HK, in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, each counterparty's creditworthiness.

In connection with security borrowing and lending arrangements, the Company enters into collateralized agreements, which may result in potential loss in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

(c)   Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a portfolio due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity. The associated market risks relate to changes in stock prices, interest rates, foreign exchange rates, commodity prices and/or their implied volatilities when derivative financial instruments reside in the portfolios.

In the course of facilitating institutional customer orders, the company will engage in principal trading

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2018

transactions that result in market risk exposures. Firm trading positions are only taken in listed equities and options and are generally hedged with similar securities. The company manages the market risks associated with these activities through a variety of risk measures and techniques, by establishing limits and by monitoring exposures and limits on a daily basis (including intra-day). All positions are valued at fair value (*See Note 6,* Fair Value) based on exchange prices.